UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

MA ACQUISITION INC.

a wholly owned subsidiary of

MINERALS TECHNOLOGIES INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

02341W103

(CUSIP Number of Class of Securities)

Thomas J. Meek, Esq.

Senior Vice President, General Counsel, Human Resources, Secretary and Chief Compliance Officer

Minerals Technologies Inc.

622 Third Avenue

New York, New York 10017-6707

(212) 878-1800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott A. Barshay, Esq.

Andrew R. Thompson, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,556,412,255	$200,466

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $45.75 (i.e., the per share tender offer price) by (y) the sum of (a) 32,593,030, the number of shares of common stock issued and outstanding, plus (b) 936,333, the number of shares of common stock issued with respect to outstanding stock options, plus (c) 265,847, the number of shares of common stock to which stock appreciation rights were issued, plus (d) 129,300, the number of shares of common stock that were subject to restricted stock unit awards, plus (e) 95,430 phantom shares of common stock credited under a deferred compensation plan. The foregoing share figures have been provided by the issuer to the offerors and are as of March 13, 2014, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $200,466	Filing Party: Minerals Technologies Inc. and MA Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: March 21, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Minerals Technologies Inc., a Delaware corporation (“MTI”), and (ii) MA Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of MTI. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 21, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (each a “Share”), of AMCOL International Corporation, a Delaware corporation (“AMCOL” or the “Company”), at a price of $45.75 per Share, net to the seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2014 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase, Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

On April 18, 2014, Purchaser extended the Offer in accordance with the Merger Agreement until 9:00 A.M., New York City time, on May 2, 2014, unless further extended or terminated. The Offer was extended because the Regulatory Condition to the Offer was not satisfied by the previously scheduled expiration date of the Offer.

The Depositary advised that as of midnight, New York City time, at the end of the day on April 17, 2014, approximately 23,673,893 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 72.6 percent of the currently issued and outstanding Shares. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 111,886 Shares, representing approximately 0.3 percent of the currently issued and outstanding Shares.

The press release announcing the extension of the Offer, issued by Minerals Technologies Inc. on April 18, 2014, is attached as Exhibit (a)(5)(D) hereto, and is incorporated herein by reference.

Adding the following text to the end of the third paragraph of the section entitled “Antitrust—Other Jurisdictions” in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase:

“On April 11, 2014, the parties obtained clearance from the FCO with respect to the acquisition. Accordingly, the condition of the Offer relating to any applicable waiting period (or any extension thereof) having been terminated or having expired or any required approval of the Transactions by any Governmental Authority having been obtained pursuant to any Foreign Antitrust Laws in Germany has been satisfied.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D)	Press Release issued by MTI, dated April 18, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2014

MA ACQUISITION INC.

By:	/s/ Thomas J. Meek
Name:	Thomas J. Meek
Title:	Senior Vice President, General Counsel

MINERALS TECHNOLOGIES INC.

By:	/s/ Thomas J. Meek
Name:	Thomas J. Meek
Title:	Senior Vice President, General Counsel, Human Resources, Secretary and Chief Compliance Officer

EXHIBIT INDEX

(a)(5)(D)	Press Release issued by MTI, dated April 18, 2014*

*	Filed herewith.